FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended August, 2018

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
Rider A
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL
As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.
Business
ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.
We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2018 we had approximately 13,650 employees, in 93 locations in 37 countries. During the six months ended June 30, 2018, we derived approximately 35.4%, 54.5% and 10.1% of our revenue in the United States, Europe and Rest of World respectively.
We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 011-353-1-291-2000.
Recent Developments
Changes in Board composition and executive leadership transition
In February 2018, the Board approved the appointment of Mr. Ciaran Murray (Executive Chairman) as non-Executive Chairman of ICON plc with effect from May 12, 2018.
Acquisitions
On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Development SAS ('Mapi') and its subsidiaries ("Mapi Group"). Mapi Group has over 40 years of experience supporting life-science companies as a world leading patient-centered research company in commercializing novel treatments through real-world evidence, strategic regulatory services, pharmacovigilance, market access and language services. Mapi Group is the premier provider of health research and commercialization services to life-science companies enabling market authorization, market access and market adoption of novel therapeutics. Total cash outflows on acquisition were $145.8 million. The acquisition of Mapi Group strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.
Share repurchase program
A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorizes the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company.  On October 3, 2016, the Company commenced the share buyback program of up to $400 million.  At December 31, 2017, a total of 3,018,414 ordinary shares were redeemed by the Company under the buyback program for a total consideration of $243.1 million.  At June 30, 2018 a total of 3,482,469 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $297.3 million.  All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

New accounting pronouncements
The new revenue recognition standard (ASU No. 2014-09 ‘Revenue from Contracts with Customers’) was released in 2014 and became effective for ICON plc with effect from January 1, 2018.  ICON has elected to adopt the new standard (ASC 606 - 'Revenue from Contracts with Customers') under the cumulative effect transition method. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening equity at the date of application ($48.1 million). Results for the three months and six months ended June 2017 are therefore presented under the previous revenue recognition accounting principles, ASC 605 'Revenue recognition'. See 'Note 13-Impact of change in accounting policies' for details of implications of adoption.
ASU 2016-16, ' Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory' was issued in October 2016 and requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. The effective date of the standard for public companies is for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company has adopted the modified retrospective approach, as required by the standard, in determining the cumulative impact in retained earnings at January 1, 2018. The cumulative impact recognized in retained earnings as at January 1, 2018 is nil and the new guidance has no impact on the financial statements as at June 30, 2018.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2018 AND DECEMBER 31, 2017

	(Unaudited)	(Audited)
	June 30, 2018	December 31, 2017
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$289,219	$282,859
Short term investments - available for sale	83,777	77,589
Accounts receivable, net	404,572	379,501
Unbilled revenue	274,501	268,509
Other receivables	48,068	33,798
Prepayments and other current assets	24,038	34,377
Income taxes receivable	24,475	24,385
Total current assets	1,148,650	1,101,018

Other Assets:
Property, plant and equipment, net	155,020	163,051
Goodwill	759,137	769,058
Other non-current assets	15,715	15,393
Non-current income taxes receivable	18,180	18,396
Non-current deferred tax asset	17,420	8,074
Intangible assets	60,374	71,628
Total Assets	$2,174,496	$2,146,618
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15,123	$18,590
Payments on account	326,741	298,992
Other liabilities	192,339	233,503
Income taxes payable	14,049	14,973
Total current liabilities	548,252	566,058
Other Liabilities:
Non-current bank credit lines and loan facilities	349,074	348,888
Non-current other liabilities	16,179	17,111
Non-current government grants	908	966
Non-current income taxes payable	13,622	14,879
Non-current deferred tax liability	7,713	7,716
Commitments and contingencies	—	—
Total Liabilities	935,748	955,618
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
54,327,869 shares issued and outstanding at June 30, 2018 and
54,081,601 shares issued and outstanding at December 31, 2017	4,684	4,664
Additional paid‑in capital	508,195	481,337
Other undenominated capital	945	912
Accumulated other comprehensive income	(65,522)	(38,713)
Retained earnings	790,446	742,800
Total Shareholders' Equity	1,238,748	1,191,000
Total Liabilities and Shareholders' Equity	$2,174,496	$2,146,618

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2017
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands except share and per share data)
Revenue:
Revenue	$641,610	$591,781	$1,261,735	$1,169,847
Reimbursable expenses	—	(160,758)	—	(306,870)

		431,023		862,977

Costs and expenses:
Direct costs
- Reimbursable expenses	169,313	—	328,066	—
- Other direct costs	279,913	250,044	551,752	500,503
Selling, general and administrative expense	80,936	80,833	161,851	162,222
Depreciation and amortization	17,046	14,395	33,944	28,843
Restructuring	12,490	7,753	12,490	7,753

Total costs and expenses	559,698	353,025	1,088,103	699,321

Income from operations	81,912	77,998	173,632	163,656
Interest income	1,017	579	1,840	1,134
Interest expense	(3,302)	(3,179)	(7,097)	(6,358)

Income before provision for income taxes	79,627	75,398	168,375	158,432
Provision for income taxes	(7,759)	(10,581)	(18,409)	(22,206)

Net income	$71,868	$64,817	$149,966	$136,226

Net income per Ordinary Share:

Basic	$1.33	$1.20	$2.78	$2.52

Diluted	$1.31	$1.19	$2.73	$2.48

Weighted average number of Ordinary Shares outstanding:

Basic	54,109,702	53,846,544	54,017,631	54,109,800

Diluted	54,852,453	54,530,805	54,875,451	54,923,019

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2017 (UNAUDITED)

	Six Months Ended
	June 30, 2018	June 30, 2017
	(in thousands)
Cash flows from operating activities:
Net income	$149,966	$136,226
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	2	348
Depreciation expense	23,779	20,387
Amortization of intangibles	10,165	8,456
Amortization of government grants	(24)	(21)
Interest on short term investments	(712)	(536)
Stock compensation expense	16,430	18,701
Amortization of gain on interest rate hedge	(463)	(462)
Amortization of financing costs	530	282
Deferred taxes	(2,745)	(581)
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(26,685)	59,812
Increase in unbilled revenue	(51,052)	(55,081)
Increase in other receivables	(5,082)	(6,234)
Decrease/(increase) in prepayments and other current assets	9,777	(3,677)
Increase in other non-current assets	(338)	(737)
Increase/(decrease) in payments on account	2,616	(11,463)
(Decrease)/increase in other current liabilities	(38,547)	4,558
Decrease in other non-current liabilities	(1,083)	(4,442)
(Decrease)/increase in income taxes payable	(3,622)	3,802
Decrease in accounts payable	(3,241)	(920)
Net cash provided by operating activities	79,671	168,418
Cash flows from investing activities:
Purchase of property, plant and equipment	(17,219)	(15,179)
Purchase of subsidiary undertakings	(1,645)	—
Purchase of short term investments	(55,608)	(24,919)
Sale of short term investments	49,708	6,950
Net cash used in investing activities	(24,764)	(33,148)
Cash flows from financing activities:
Financing costs	(823)	—
Proceeds from exercise of equity compensation	10,334	5,914
Share issue costs	(9)	(10)
Repurchase of ordinary shares	(54,172)	(108,106)
Share repurchase costs	(44)	(86)
Net cash used in financing activities	(44,714)	(102,288)
Effect of exchange rate movements on cash	(3,833)	2,731
Net increase in cash and cash equivalents	6,360	35,713
Cash and cash equivalents at beginning of period	282,859	192,541
Cash and cash equivalents at end of period	$289,219	$228,254

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000

Cumulative effect adjustment from adoption of ASC 606	—	—	—	—	—	(48,104)	(48,104)

Balance at January 1, 2018	54,081,601	$4,664	$481,337	$912	$(38,713)	$694,696	$1,142,896

Comprehensive income:
Net income	—	—	—	—	—	149,966	149,966
Currency translation adjustment	—	—	—	—	(20,813)		(20,813)
Currency impact of long term funding (net of tax)	—	—	—	—	(3,055)	—	(3,055)
Unrealized capital gain – investments	—	—	—	—	(423)	—	(423)
Amortization of interest rate hedge	—	—	—	—	(463)	—	(463)
Fair value of cash flow hedge (net of tax)	—	—	—	—	(2,055)	—	(2,055)

Total comprehensive income	—	—	—	—	(26,809)	149,966	123,157

Exercise of share options	226,888	17	10,284	—	—	—	10,301
Issue of restricted share units	483,435	36	—	—	—	—	36
Non-cash stock compensation expense	—	—	16,583	—	—	—	16,583
Share issuance costs	—	—	(9)	—	—	—	(9)
Share repurchase program	(464,055)	(33)	—	33	—	(54,172)	(54,172)
Share repurchase costs	—	—	—	—	—	(44)	(44)

Balance at June 30, 2018	54,327,869	$4,684	$508,195	$945	$(65,522)	$790,446	$1,238,748

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2018
1. Basis of Presentation
These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.
The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2017. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2018.

2. Significant accounting policies
The Company adopted ASC 606, ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the six months ended June 30, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative period amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) is recorded as an adjustment to the opening balance of equity at the date of initial application. See 'Note 13 - Impact of change in accounting policies' for details. The comparative information has not been adjusted and therefore continues to be reported under ASC 605, ‘Revenue Recognition’.
The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research trial. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on on an input measure being total project costs (inclusive of third party costs) at each reporting period.
See 'Note 13 - Impact of change in accounting policies' for details of the impact of application of the provisions of ASC 606 in the six months ended June 30, 2018 and in respect of the position at June 30, 2018.

3. Revenue
Revenue disaggregated by customer profile is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)

Top client	$90,526	$86,239	$156,344	$190,922
Clients 2-5	168,305	92,852	336,773	183,163
Clients 6-10	104,301	52,853	221,366	106,283
Clients 11-25	125,758	79,633	246,065	149,008
Other	152,720	119,446	301,187	233,601

Total	$641,610	$431,023	$1,261,735	$862,977

4. Trade accounts receivable, unbilled services and payments on account

Trade accounts receivables and unbilled revenue are as follows:

	June 30, 2018	December 31, 2017
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$412,933	$388,431
Unbilled services (unbilled revenue)	274,501	268,509
Trade accounts receivable and unbilled revenue	687,434	656,940
Allowance for doubtful accounts	(8,361)	(8,930)

Trade accounts receivable and unbilled revenue, net	$679,073	$648,010

Unbilled services and payments on account were as follows:

(in thousands, except percentages)	June 30, 2018	December 31, 2017	$ Change	% Change

Unbilled services (unbilled revenue)	$274,501	$268,509	$5,992	2.2%
Unearned revenue (payments on account)	(326,741)	(298,992)	(27,749)	9.3%

Net balance	$(52,240)	$(30,483)	$(21,757)	(71.4)%

Unbilled services as at June 30, 2018 increased by $6.0 million as compared to December 31, 2017. Adoption of ASC 606 as at January 1, 2018 resulted in a net reduction in unbilled revenue of $42 million. Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Payments on account increased by $27.7 million over the same period resulting in a decrease of $21.8 million in the net balance of unbilled services and payments on account between December 31, 2017 and June 30, 2018. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts.

The bad debt expense recognized on the Group's receivables and unbilled services was de minimis for the three and six months ended June 30, 2018.

As of June 30, 2018 approximately $5.0 billion of revenue is expected to be recognized in the future in respect of unrealized performance obligations. The Company expects to recognize revenue on approximately 40% of the unrealized performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Six months ended	Year ended
	June 30, 2018	December 31, 2017
	(in thousands)
Opening balance	$769,058	$616,088
Current period acquisitions (Note 6)	—	129,222
Prior period acquisitions (Note 6)	122	1,393
Foreign exchange movement	(10,043)	22,355

Closing balance	$759,137	$769,058

6. Business Combinations
Acquisitions – Mapi Group
On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Group. Mapi Group is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $145.8 million. The acquisition agreement provided for working capital targets to be achieved. On March 26, 2018, the Company paid $1.6 million in respect of these targets on completion of the working capital review.
The acquisition of Mapi has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date. The table following summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

July 27, 2017
(in thousands)
Cash	$19,649
Property, plant and equipment	4,872
Goodwill*	129,344
Intangible assets**	32,330
Accounts receivable	15,874
Unbilled revenue	6,984
Prepayments and other current assets	2,587
Other receivables	1,430
Income taxes receivable	4,262
Accounts payable	(2,994)
Payments on account	(31,445)
Other liabilities	(24,952)
Non-current other liabilities	(1,061)
Non-current deferred tax liability	(11,104)

Net assets acquired	$145,776

Cash outflows	$144,131
Working capital adjustment	1,645
Total consideration	$145,776

*Goodwill represents the acquisition of an established workforce with experience in late phase commercialization, analytics, real world evidence generation and strategic regulatory services in clinical trial services for biologics, drugs and devices. Goodwill related to the business acquired is not tax deductible.
**The Company has made an initial estimate of separate intangible assets acquired of $32.3 million, being customer relationships and order book assets.  This assessment is under review and will be finalized within 12 months of the date of acquisition.

Acquisitions – ClinicalRM
On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. (''ClinicalRM'') which resulted in net cash outflow of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million). ClinicalRM is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development, testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. Further consideration of up to $12.0 million was payable if certain performance milestones are achieved in respect of periods up to December 31, 2017.  The fair value of the contingent consideration on acquisition and at March 31, 2017 was estimated at $6 million  The evaluation of the performance and forecast performance of ClinicalRM against performance milestones was updated as required at June 30, 2017.  Arising from that evaluation, the fair value of the contingent consideration liability was determined as $Nil, resulting in a net credit of $6 million being recorded within selling, general & administrative expenses in the Statement of Operations. The fair value of the contingent consideration at June 31, 2018 is $Nil.
The acquisition of ClinicalRM has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed:

September 15, 2016
(in thousands)
Cash	$3,168
Property, plant and equipment	939
Goodwill*	35,969
Customer lists	4,012
Order backlog	1,668
Brand	1,409
Accounts receivable	11,431
Unbilled revenue	3,868
Prepayments and other current assets	1,673
Accounts payable	(165)
Other liabilities	(5,569)
Non-current other liabilities	(7)

Net assets acquired	$58,396

Total consideration	$58,396

*Goodwill represents the acquisition of an established workforce with experience in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. Goodwill related to the US portion of the business acquired is tax deductible. In finalizing the goodwill on acquisition of CRM in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase to unbilled revenue ($1.1 million) and other liabilities ($1.1 million) and in a decrease to accounts receivable ($0.3 million) and accounts payable ($0.5 million). Customer list, order backlog and brand intangible asset values were also finalized.

7. Restructuring
Restructuring charges
A restructuring charge of $12.5 million was recognized during the three months ended June 30, 2018 under a restructuring plan adopted a review following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilizations, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million.
Details of the restructuring charge recognized in the three and six months ended June, 30 2018 are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Restructuring charges	$12,490	$7,753	$12,490	$7,753

Total	$12,490	$7,753	$12,490	$7,753
Details of the movement in the restructuring charge recognized in the three and six months ended June 30, 2018 are as follows:

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$9,684	$2,806	$12,490
Utilization	(490)	—	$(490)
Foreign exchange movement	—	—	—
Provision at June 30, 2018	$9,194	$2,806	$12,000
Prior Period Restructuring charges
A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017 under a restructuring plan adopted following a review of operations.  The restructuring plan reflected resource rationalization across the business to improve resource utilization.

Workforce Reductions
(in thousands)
Total provision recognized	$7,753
Utilized	(4,656)
Provision at December 31, 2017	$3,097
Utilized	(961)
Provision at June 30, 2018	$2,136
A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016 under a restructuring plan adopted following a review by the Company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization, resulting in a charge of $6.2 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.0 million during the twelve months ended December 31, 2016.

	Workforce Reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$6,190	$1,969	$8,159
Utilized	(5,734)	(571)	(6,305)
Foreign exchange	(63)	—	(63)
Provision at December 31, 2016	$393	$1,398	$1,791
Utilized	(393)	(1,081)	(1,474)
Provision at December 31, 2017	$—	$317	$317
Utilized	—	(310)	(310)
Provision at June 30, 2018	$—	$7	$7
A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge in 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. We expect this to be paid by 2024.

	Onerous Lease	Asset Impairment	Total
	(in thousands)
Total provision recognized	$3,167	$5,629	$8,796
Asset write off	—	(5,629)	(5,629)
Provision at December 31, 2014	$3,167	$—	$3,167
Utilized	(1,167)	—	(1,167)
Provision at December 31, 2015	$2,000	$—	$2,000
Utilized	(1,359)	—	(1,359)
Provision at December 31, 2016	$641	$—	$641
Utilized	(441)	—	(441)
Provision at December 31, 2017	$200	$—	$200
Utilized	(92)	—	(92)
Provision at June 30, 2018	$108	$—	$108
At June 30, 2018, $13.1 million is included within other liabilities and $1.1 million within non-current other liabilities.

8. Income Taxes
Income taxes recognized during the three and six months ended June 30, 2018, comprise:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Provision for income taxes	$9,212	$11,550	$19,862	$23,175
Tax impact of restructuring and other items	(1,453)	(969)	(1,453)	(969)
Provision for income taxes after restructuring and other items	$7,759	$10,581	$18,409	$22,206
As at June 30, 2018 the Company maintains a $27.6 million liability (December 31, 2017: $26.1 million) for unrecognized tax benefit, which is comprised of $25.1 million (December 31, 2017: $23.7 million) related to items generating unrecognized tax benefits and $2.5 million (December 31, 2017: $2.4 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.
The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2013 through 2017 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

9. Net income per ordinary share
Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.
The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	54,109,702	53,846,544	54,017,631	54,109,800
Effect of dilutive share options outstanding	742,751	684,261	857,820	813,219
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,852,453	54,530,805	54,875,451	54,923,019

10. Share-based Awards
Share Options
On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.
On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 400,000 to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.
An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.
Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.
On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.
Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share option awards granted to non-Executive Directors during the six months ended June 30, 2018 vest one year from the date of grant. The maximum contractual term of options outstanding at June 30, 2018 is eight years.
The following table summarizes option activity for the six months ended June 30, 2018:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2017	1,171,393	$56.02	$17.15
Granted	167,557	$118.90	$36.84
Exercised	(226,888)	$45.58	$14.59
Forfeited	(6,580)	$37.07	$12.32

Outstanding at June 30, 2018	1,105,482	$67.80	$20.69	5.08

Exercisable at June 30, 2018	562,223	$48.81	$15.39	3.80

The Company has outstanding options with fair values ranging from $8.53 to $39.96 per option or a weighted average fair value of $13.2 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2018 was 562,223. Fully vested share options at June 30, 2018 have an average remaining contractual term of 3.80 years, an average exercise price of $48.81 and a total intrinsic value of $47.1 million. The total intrinsic value of options exercised during the six months ended June 30, 2018 was $18.5 million (June 30, 2017: $14.0 million).
The following table summarizes the movement in non-vested share options for the six months ended June 30, 2018:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Non-vested outstanding at December 31, 2017	694,727	$68.06	$20.03

Granted	167,557	$118.90	$36.84
Vested	(316,320)	$61.76	$18.41
Forfeited	(2,705)	$56.58	$16.84

Non-vested outstanding at June 30, 2018	543,259	$87.46	$26.17
Fair value of Stock Options Assumptions
The weighted average fair value of options granted during the six months ended June 30, 2018 and June 30, 2017 was calculated using the Black-Scholes option pricing model.  The weighted average grant date fair values and assumptions used were as follows:

	Six Months Ended
	June 30, 2018	June 30, 2017
Weighted average grant date fair value	$36.84	$25.06
Assumptions:
Expected volatility	30%	29%
Dividend yield	—%	—%
Risk-free interest rate	2.73%	1.93%
Expected life	5 years	5 years
Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.
Restricted Share Units and Performance Share Units
On July 21, 2008, the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.
On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.
The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the six months ended June 30, 2018:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2017	511,026	$72.07	0.93	715,970	$72.65	1.28

Granted	71,906	$116.02		158,775	$123.27
Shares vested	(215,826)	$68.28		(270,362)	$67.92
Forfeited	(116,053)	$70.89		(34,044)	$74.45

Outstanding at June 30, 2018	251,053	$85.95	1.47	570,339	$88.88	1.70
The fair value of RSUs vested for the six months ended June 30, 2018 totaled $18.4 million (full year 2017: $16.6 million).
The fair value of PSUs vested for the six months ended June 30, 2018 totaled $14.7 million (full year 2017 was $15.0 million).
The PSUs vest based on service and specified EPS targets over the period 2015 – 2018, 2016 – 2019, 2017 – 2020 and 2018 – 2021. Since 2013, 147,630 PSUs (net of forfeitures) have been granted.  Depending on the amount of EPS from 2015 to 2021, up to an additional 103,423 PSUs may also be granted
Non-cash stock compensation expense
Non-cash stock compensation expense for the three and six months ended June 30, 2018 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Direct costs	$3,878	$5,450	$9,053	$10,304
Selling, general and administrative	3,160	4,442	7,377	8,397

	$7,038	$9,892	$16,430	$18,701
Total non-cash stock compensation expense not yet recognized at June 30, 2018 amounted to $60.2 million. The weighted average period over which this is expected to be recognized is 2.5 years.
The amendments required by Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ require the Company to record all tax effects related to share-based payments through the income statement rather than additional paid in capital. The Company applied the updated standard prospectively during the year ended December 31, 2017.

11. Share Capital
On October 3, 2016, the Company commenced a previously announced share buyback program of up to $400 million.  The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.
The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.
During the six months ended June 30, 2018 464,055 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $54.2 million. At June 30, 2018 a total of 3,482,469 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $297.3 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to an other undenominated capital reserve as required under Irish Company Law.

12. Business Segment Information
The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the (‘CODM’) in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information. The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, were together considered the Company’s CODM in the period up to and including March 1, 2017.  On March 1, 2017, Mr. Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors and Dr. Steve Cutler was appointed as Chief Executive Officer. As of March 1, 2017, the Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.
The Company determines and presents operating segments based on the information that is provided to the CODM.  The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.
The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.
The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.
ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.
ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories. The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark up policy is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.
The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.
The geographical distribution of the Company’s segment measures as at June 30, 2018 and December 31, 2017 and for the three and six months ended June 30, 2018 and June 30, 2017 is as follows:
a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Ireland	$260,120	$231,315	$495,230	$463,663
Rest of Europe	96,692	78,922	191,732	151,479
U.S.	221,201	229,938	446,871	453,020
Rest of World	63,597	51,606	127,902	101,685

Total	$641,610	$591,781	$1,261,735	$1,169,847
* All sales shown for Ireland are export sales.
** 2017 restated for gross revenue.
b) The distribution of income from operations including restructuring, by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Ireland	$49,587	$38,640	$119,397	$102,608
Rest of Europe	11,658	8,899	16,826	12,598
U.S.	14,703	26,248	26,505	36,747
Rest of World	5,964	4,211	10,904	11,703

Total	$81,912	$77,998	$173,632	$163,656

c) The distribution of income from operations excluding restructuring, by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Ireland	$62,077	$46,393	$131,887	$110,361
Rest of Europe	11,658	8,899	16,826	12,598
U.S.	14,703	26,248	26,505	36,747
Rest of World	5,964	4,211	10,904	11,703

Total	$94,402	$85,751	$186,122	$171,409

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	June 30, 2018	December 31, 2017
	(in thousands)
Ireland	$104,070	$111,329
Rest of Europe	9,807	9,026
U.S.	25,272	27,797
Rest of World	15,871	14,899

Total	$155,020	$163,051

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(in thousands)		(in thousands)
Ireland	$7,979	$6,508	$15,864	$12,480
Rest of Europe	1,624	1,371	3,163	3,029
U.S.	6,302	5,581	12,601	11,529
Rest of World	1,141	935	2,316	1,805

Total	$17,046	$14,395	$33,944	$28,843

f) The distribution of total assets by geographical area was as follows:

	June 30, 2018	December 31, 2017
	(in thousands)
Ireland	$925,280	$880,378
Rest of Europe	490,978	504,418
U.S.	639,981	650,681
Rest of World	118,257	111,141

Total	$2,174,496	$2,146,618

13.      Impact of change in accounting policies
The Company adopted ASC 606, ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the three and six months ended June 30, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) is recorded as an adjustment to the opening balance of equity at the date of initial application. The comparative information has not been adjusted and therefore continues to be reported under ASC 605, ‘Revenue Recognition’.
The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on on an input measure being total project costs (inclusive of third party costs) at each reporting period.
The tables on the pages following summarize the impact of adopting ASC 606 on the consolidated financial statements for the three and six months ended June 30, 2018.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2018 (UNAUDITED)

	June 30, 2018
	As reported	Adjustments	Balance without adoption of Topic 606
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$289,219	$—	$289,219
Short term investments - available for sale	83,777	—	83,777
Accounts receivable, net	404,572	—	404,572
Unbilled revenue	274,501	44,829	319,330
Other receivables	48,068	(12,330)	35,738
Prepayments and other current assets	24,038	—	24,038
Income taxes receivable	24,475	—	24,475
Total current assets	1,148,650	32,499	1,181,149

Other Assets:
Property, plant and equipment, net	155,020	—	155,020
Goodwill	759,137	—	759,137
Other non-current assets	15,715	—	15,715
Non-current income taxes receivable	18,180	—	18,180
Non-current deferred tax asset	17,420	(6,276)	11,144
Intangible assets	60,374	—	60,374
Total Assets	$2,174,496	$26,223	$2,200,719
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15,123	$—	$15,123
Payments on account	326,741	(25,100)	301,641
Other liabilities	192,339	—	192,339
Income taxes payable	14,049	885	14,934
Total current liabilities	548,252	(24,215)	524,037
Other Liabilities:
Non-current bank credit lines and loan facilities	349,074	—	349,074
Non-current other liabilities	16,179	—	16,179
Non-current government grants	908	—	908
Non-current income taxes payable	13,622	—	13,622
Non-current deferred tax liability	7,713	—	7,713
Commitments and contingencies	—	—	—
Total Liabilities	935,748	(24,215)	911,533
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
54,327,869 shares issued and outstanding at June 30, 2018 and
54,081,601 shares issued and outstanding at December 31, 2017	4,684	—	4,684
Additional paid‑in capital	508,195	—	508,195
Other undenominated capital	945	—	945
Accumulated other comprehensive income	(65,522)	—	(65,522)
Retained earnings	790,446	50,438	840,884
Total Shareholders' Equity	1,238,748	50,438	1,289,186
Total Liabilities and Shareholders' Equity	$2,174,496	$26,223	$2,200,719

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018
UNAUDITED)

	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2018	June 30, 2018	June 30, 2018	June 30, 2018	June 30, 2018
	As reported	Adjustments	Balance without adoption of Topic 606	As reported	Adjustments	Balance without adoption of Topic 606
	(in thousands except share and per share data)			(in thousands except share and per share data)
Revenue:
Revenue	$641,610	$1,614	$643,224	$1,261,735	$2,845	$1,264,580
Reimbursable expenses	—	(169,313)	$(169,313)	—	(328,066)	$(328,066)

		(167,699)	473,911		(325,221)	936,514

Costs and expenses:
Direct costs
- Reimbursable expenses	169,313	(169,313)	—	328,066	(328,066)	—
- Other direct costs	279,913	—	279,913	551,752	—	551,752
Selling, general and administrative expense	80,936	62	80,998	161,851	222	162,073
Depreciation and amortization	17,046	—	17,046	33,944	—	33,944
Restructuring	12,490	—	12,490	12,490	—	12,490

Total costs and expenses	559,698	(169,251)	390,447	1,088,103	(327,844)	760,259

Income from operations	81,912	1,552	83,464	173,632	2,623	176,255
Interest income	1,017	—	1,017	1,840	—	1,840
Interest expense	(3,302)	—	(3,302)	(7,097)	—	(7,097)

Income before provision for income taxes	79,627	1,552	81,179	168,375	2,623	170,998
Provision for income taxes	(7,759)	(155)	(7,914)	(18,409)	(289)	(18,698)

Net income	$71,868	$1,397	$73,265	$149,966	$2,334	$152,300

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2018 (UNAUDITED)

	Six Months Ended
	June 30, 2018
	As Reported	Adjustments	Balance without adoption of Topic 606
	(in thousands)
Cash flows from operating activities:
Net income	$149,966	$2,334	$152,300
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	2	—	2
Depreciation expense	23,779	—	23,779
Amortization of intangibles	10,165	—	10,165
Amortization of government grants	(24)	—	(24)
Interest on short term investments	(712)	—	(712)
Stock compensation expense	16,430	—	16,430
Amortization of gain on interest rate hedge	(463)	—	(463)
Amortization of financing costs	530	—	530
Deferred taxes	(2,745)	6,276	3,531
Changes in assets and liabilities:
Increase in accounts receivable	(26,685)	—	(26,685)
Increase in unbilled revenue	(51,052)	3,275	(47,777)
(Increase)/decrease in other receivables	(5,082)	12,330	7,248
Decrease in prepayments and other current assets	9,777	—	9,777
Increase in other non-current assets	(338)	—	(338)
Increase in payments on account	2,616	(25,100)	(22,484)
Decrease in other current liabilities	(38,547)	—	(38,547)
Decrease in other non-current liabilities	(1,083)	—	(1,083)
Decrease in income taxes payable	(3,622)	885	(2,737)
Decrease in accounts payable	(3,241)	—	(3,241)
Net cash provided by operating activities	79,671	—	79,671
Cash flows from investing activities:
Purchase of property, plant and equipment	(17,219)	—	(17,219)
Purchase of subsidiary undertakings	(1,645)	—	(1,645)
Purchase of short term investments	(55,608)	—	(55,608)
Sale of short term investments	49,708	—	49,708
Net cash used in investing activities	(24,764)	—	(24,764)
Cash flows from financing activities:
Financing costs	(823)	—	(823)
Proceeds from exercise of equity compensation	10,334	—	10,334
Share issue costs	(9)	—	(9)
Repurchase of ordinary shares	(54,172)	—	(54,172)
Share repurchase costs	(44)	—	(44)
Net cash used in financing activities	(44,714)	—	(44,714)
Effect of exchange rate movements on cash	(3,833)		(3,833)
Net increase in cash and cash equivalents	6,360	—	6,360
Cash and cash equivalents at beginning of period	282,859		282,859
Cash and cash equivalents at end of period	$289,219	$—	$289,219

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000

Comprehensive income:
Net income (as reported)	—	—	—	—	—	149,966	149,966
Impact of change in accounting policy	—	—	—	—	—	2,334	2,334
Currency translation adjustment	—	—	—	—	(20,813)		(20,813)
Currency impact of long term funding	—	—	—	—	(3,055)	—	(3,055)
Tax on currency impact of long term funding	—	—	—	—	—	—	—
Unrealized capital gain – investments	—	—	—	—	(423)	—	(423)
Amortization of interest rate hedge	—	—	—	—	(463)	—	(463)
Fair value of cash flow hedge	—	—	—	—	(2,055)	—	(2,055)

Total comprehensive income	—	—	—	—	(26,809)	152,300	125,491

Exercise of share options	226,888	17	10,284	—	—	—	10,301
Issue of restricted share units	483,435	36	—	—	—	—	36
Non-cash stock compensation expense	—	—	16,583	—	—	—	16,583
Share issuance costs	—	—	(9)	—	—	—	(9)
Share repurchase program	(464,055)	(33)	—	33	—	(54,172)	(54,172)
Share repurchase costs	—	—	—	—	—	(44)	(44)

Balance at June 30, 2018 (without the adoption of ASC 606)	54,327,869	$4,684	$508,195	$945	$(65,522)	$840,884	$1,289,186

ICON plc
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2017. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.
Overview
We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.
We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2018 we employed approximately 13,650 employees, in 93 locations in 37 countries. During the six months ended June 30, 2018 we derived approximately 35.4%, 54.5% and 10.1% of our revenue in the United States, Europe and Rest of World respectively.
As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.
Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment. In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.
Our backlog consists of potential revenue yet to be earned from projects awarded by clients. At June 30, 2018 we had an unrealized performance obligation of approximately $5 billion (see Note 4). We believe that our remaining or unrealized performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.
Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.
In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.
As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations
Three Months Ended June 30, 2018 compared with Three Months Ended June 30, 2017
The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2018	June 30, 2017	2018 to 2017
			Percentage
	Percentage of Revenue		Increase/ (Decrease)
Revenue	100.0%	100.0%	8.4%

Costs and expenses:
Direct costs	43.6%	42.2%	12.0%
Reimbursable expenses	26.4%	27.2%	5.3%
Selling, general and administrative	12.6%	13.7%	0.1%
Depreciation	1.9%	1.7%	14.4%
Amortization	0.8%	0.7%	30.0%
Restructuring	1.9%	1.3%	61.1%

Income from operations	12.8%	13.2%	5.0%

Revenue for the period increased by $49.8 million, or 8.4%, from $591.8 million for the three months ended June 30, 2017 to $641.6 million for the three months ended June 30, 2018. Revenue increased by 6.2% in constant currency and increased by 0.8% in constant dollar organic terms. The increase in revenues in the three months ended June 30, 2018 can be explained by both continued organic growth, and the additional revenues from the acquisition of Mapi on July 27, 2017. The Company changed its accounting policy for revenue recognition on the adoption of ASC 606, ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018 (see Notes 2 and 13).
During the three months ended June 30, 2018 we derived approximately 34.5%, 55.6% and 9.9% of our revenue in the United States, Europe and Rest of World respectively.  During the three months ended June 30, 2018 $258.8 million or 40.3% of our revenues were derived from our top 5 customers. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Revenue from this customer contributed 14.1% of revenue for the quarter. Revenue from our second largest customer contributed 10.8% for the quarter. Net revenues (reported under ASC 605 see Note 13) derived from our top 5 customers were $183.6 million or 38.7% during the three months ended June 30, 2018, compared to $179.1 million or 41.6% of net revenues (reported under ASC 605) during the three months ended June 30, 2017. Net revenue from our top customer (reported under ASC 605 see Note 13) was 14% for the three months June 30, 2018 and 20% of net revenue (reported under ASC 605 see Note 13) in respect of the three months ended June 30, 2017. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top 5 customers.
Revenue in Ireland increased from $231.3 million for the three months ended June 30, 2017 to $260.1 million for the three months ended June 30, 2018. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 12 Business Segmental Information for further details). Revenue in our Rest of Europe region increased from $78.9 million for the three months ended June 30, 2017 to $96.7 million for the three months ended June 30, 2018, principally reflecting the acquisition of Mapi in July 2017.  Revenue in our Rest of World region increased from $51.6 million for the three months ended June 30, 2017 to $63.6 million for the three months ended June 30, 2018. Revenue in the U.S. region decreased from $229.9 million for the three months ended June 30, 2017 to $221.2 million for the three months ended June 30, 2018.

Direct costs for the period increased by $29.9 million, or 12.0%, from $250.0 million for the three months ended June 30, 2017 to $279.9 million for the three months ended June 30, 2018. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose primarily from an increase in headcount and a corresponding increase in personnel related expenditure of $29.6 million. As a percentage of revenue, direct costs have increased from 42.2% for the three months ended June 30, 2017 to 43.6% for the three months ended June 30, 2018.
Reimbursable expenses for the period increased by $8.5 million, or 5.3%, from $160.8 million for the three months ended June 30, 2017 to $169.3 million for the three months ended June 30, 2018. As a percentage of revenue, reimbursable expenses have decreased from 27.2% for the three months ended June 30, 2017 to 26.4% for the three months ended June 30, 2018.
Selling, general and administrative expenses for the period increased by $0.1 million, or 0.1%, from $80.8 million for the three months ended June 30, 2017 to $80.9 million for the three months ended June 30, 2018. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The net increase in selling, general and administration expenses for the period of $0.1 million reflects a continued focus on personnel related expenditure and facilities and related costs. As a percentage of revenue, selling, general and administrative expenses, decreased from 13.7% for the three months ended June 30, 2017 to 12.6% for the three months ended June 30, 2018.
Depreciation expense for the period increased by $1.5 million, or 14.4%, from $10.4 million for three months ended June 30, 2017 to $11.9 million for three months ended June 30, 2018. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of revenue the depreciation expense for the three months ended June 30, 2018 (1.9%) increased marginally on the percentage of revenue charge for the three months ended June 30, 2017 (1.7%).  Amortization expense for the period increased by $1.2 million, or 30.0%, from $4.0 million for the three months ended June 30, 2017 to $5.2 million for the three months ended June 30, 2018. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates primarily to the acquisition of Mapi in July 2017.  As a percentage of revenue, amortization expense for the three months ended June 30, 2018 was 0.8%, which increased from 0.7% for the three months ended June 30, 2017.
During the three months ended June 30, 2018, a restructuring charge of $12.5 million was recognized under a restructuring plan adopted following a review by the company of its operations. The restructuring plan includes resource rationalization in certain areas of the business to improve resource utilization (see note 4 Restructuring for further information). During the three months June 30, 2017, a restructuring charge of $7.8 million was recognized.
As a result of the above, income from operations for the period increased by $3.9 million, or 5.0%, from $78.0 million for the three months ended June 30, 2017 ($85.8 million excluding restructuring charges) to $81.9 million for the three months ended June 30, 2018 ($94.4 million excluding restructuring). As a percentage of revenue, income from operations for the three months ended June 30, 2018 decreased from 13.2% of revenues for the three months ended June 30, 2017 (14.5% excluding restructuring charges) to 12.8% of revenues for the three months ended June 30, 2018 (14.7% excluding restructuring charges).
Income from operations in Ireland increased from a profit of $38.6 million for the three months ended June 30, 2017 ($46.4 million excluding restructuring) to a profit of $49.6 million for the three months ended June 30, 2018 ($62.1 million excluding restructuring).  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 12 Business Segmental Information for further details). Income from operations in our Rest of Europe region increased from $8.9 million for the three months ended June 30, 2017 ($8.9 million excluding restructuring charges) to $11.7 million for the three months ended June 30, 2018 ($11.7 million excluding restructuring charges), while income from operations in our Rest of World region increased from $4.2 million for the three months ended June 30, 2017 ($4.2 million excluding restructuring charges) to $6.0 million for the three months ended June 30, 2018 ($6.0 million excluding restructuring charges).  Income from operations in the U.S. region decreased from $26.2 million for the three months ended June 30, 2017 ($26.2 million excluding restructuring charges) to $14.7 million for the three months ended June 30, 2018 ($14.7 million excluding restructuring charges).  During the six months ended June 30, 2017 a credit of $6 million was recorded being the reduction int he assessment of the fair value of contingent consideration liability relating to the acquisition of ClinicalRM.
Interest expense for the period increased by $0.1 million, or 3.1%, from $3.2 million for the three months ended June 30, 2017 to $3.3 million for the three months ended June 30, 2018. Interest income increased by $0.4 million or 66.7% from $0.6 million for the three months ended June 30, 2017 to $1.0 million for the three months ended June 30, 2018.
Provision for income taxes decreased from $10.6 million for the three months ended June 30, 2017 to $7.8 million for the three months ended June 30, 2018.  The Company’s effective tax rate for the three months ended June 30, 2018 was 9.7% (10.0% excluding restructuring charges) compared with 14.0% (13.9% excluding restructuring charges) for the three months ended June 30,

2017. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.
Six Months Ended June 30, 2018 compared with Six Months Ended June 30, 2017
The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended
	June 30, 2018	June 30, 2017	2018 to 2017
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	7.9%

Costs and expenses:
Direct costs	43.7%	42.8%	10.2%
Reimbursable expenses	26.0%	26.2%	6.9%
Selling, general and administrative	12.8%	13.9%	(0.2)%
Depreciation	1.9%	1.7%	16.6%
Amortization	0.8%	0.7%	18.8%
Restructuring	1.0%	0.7%	61.1%

Income from operations	13.8%	14.0%	6.1%
Revenue for the period increased by $91.9 million, or 7.9%, from $1,169.8 million for the six months ended June 30, 2017 to $1,261.7 million for the six months ended June 30, 2018. Revenue increased by 5.3% in constant currency and decreased by 0.6% in constant dollar organic terms. The increase in revenues in the six months ended June 30, 2018 can be explained by both continued organic growth, and the additional revenues from the acquisition of Mapi on July 27, 2017. The Company changed its accounting policy for revenue recognition on the adoption of ASC 606, ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018 (see Notes 2 and 13).
During the six months ended June 30, 2018 we derived approximately 35.4%, 54.5% and 10.1% of our revenue in the United States, Europe and Rest of World respectively.  During the six months ended June 30, 2018 $493.1 million or 39.1% of our revenues were derived from our top 5 customers. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Revenue from this customer contributed 12.4% of revenue for the six months ended June 30, 2018. Revenue from our second largest customer contributed 10.4% for the six months ended June 30, 2018. Net revenues (reported under ASC 605 see Note 13) derived from our top 5 customers were $342.9 million or 36.6% during the six months ended June 30, 2018, compared to $374.1 million or 43.3% of net revenues (reported under ASC 605) during the six months ended June 30, 2017. Net revenue from our top customer (reported under ASC 605 see Note 13) was 17.3% for the six months ended June 30, 2018 and 22.1% of revenue (reported under ASC 605 see Note 13) in respect of the six months ended June 30, 2017. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top 5 customers.
Revenue in Ireland increased from $463.7 million for the six months ended June 30, 2017 to $495.2 million for the six months ended June 30, 2018. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 12 Business Segmental Information for further details). Revenue in our Rest of Europe region increased from $151.5 million for the six months ended June 30, 2017 to $191.7 million for the six months ended June 30, 2018, principally reflecting the acquisition of Mapi in July 2017.  Revenue in our Rest of World region increased from $101.7 million for the six months ended June 30, 2017 to $127.9 million for the six months ended June 30, 2018. Revenue in the U.S. region decreased from $453.0 million for the six months ended June 30, 2017 to $446.9 million for the six months ended June 30, 2018.

Direct costs for the period increased by $51.2 million, or 10.2%, from $500.5 million for the six months ended June 30, 2017 to $551.7 million for the six months ended June 30, 2018. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $75.0 million. As a percentage of revenue, direct costs have increased from 42.8% for the six months ended June 30, 2017 to 43.7% for the six months ended June 30, 2018.
Reimbursable expenses for the period increased by $21.2 million, or 6.9%, from $306.9 million for the six months ended June 30, 2017 to $328.1 million for the six months ended June 30, 2018. As a percentage of revenue, reimbursable expenses have decreased from 26.2% for the six months ended June 30, 2017 to 26.0% for the six months ended June 30, 2018. The increase in reimbursable expenses is directly related to the increased activity.
Selling, general and administrative expenses for the period decreased by $0.3 million, or (0.2)%, from $162.2 million for the six months ended June 30, 2017 to $161.9 million for the six months ended June 30, 2018. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The net decrease in selling, general and administration expenses for the period of $0.4 million reflects a continued focus on personnel related expenditure and facilities and related costs. As a percentage of revenue, selling, general and administrative expenses decreased from 13.9% for the six months ended June 30, 2017 to 12.8% for the six months ended June 30, 2018.
Depreciation expense for the period increased by $3.4 million, or 16.6%, from $20.4 million for the six months ended June 30, 2017 to $23.8 million for six months ended June 30, 2018. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of revenue the depreciation expense for the six months ended June 30, 2018 (1.9%) increased marginally on the percentage of revenue charge for the six months ended June 30, 2017 (1.7%).  Amortization expense for the period increased by $1.6 million, or 18.8%, from $8.5 million for the six months ended June 30, 2017 to $10.1 million for the six months ended June 30, 2018. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates primarily to the acquisition of Mapi in July 2017.  As a percentage of revenue, amortization expense for the six months ended June 30, 2018 is 0.8%, which is an increase from 0.7% for the six months ended June 30, 2017.
During the six months ended June 30, 2018, a restructuring charge of $12.5 million was recognized under a restructuring plan adopted following a review by the company of its operations. The restructuring plan includes resource rationalization in certain areas of the business to improve resource utilization (see note 4 Restructuring for further information). During the six months June 30, 2017, a restructuring charge of $7.8 million was recognized.
As a result of the above, income from operations for the period increased by $9.9 million, or 6.1%, from $163.7 million for the six months ended June 30, 2017 ($171.5 million excluding restructuring charges) to $173.6 million for the six months ended June 30, 2018 ($186.1 million excluding restructuring). As a percentage of revenue, income from operations for the six months ended June 30, 2018 decreased from 14.0% of revenues for the six months ended June 30, 2017 (14.7% excluding restructuring charges) to 13.8% of revenues for the six months ended June 30, 2018 (14.8% excluding restructuring charges).
Income from operations in Ireland increased from a profit of $102.6 million for the six months ended June 30, 2017 ($110.4 million excluding restructuring charges) to a profit of $119.4 million for the six months ended June 30, 2018 ($131.9 million excluding restructuring charges).  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 12 Business Segmental Information for further details). Income from operations in our Rest of Europe region increased from $12.6 million for the six months ended June 30, 2017 ($12.6 million excluding restructuring charges) to $16.8 million for the six months ended June 30, 2018 ($16.8 million excluding restructuring charges), while income from operations in our Rest of World region decreased from $11.7 million for the six months ended June 30, 2017 ($11.7 million excluding restructuring charges) to $10.9 million for the six months ended June 30, 2018 ($10.9 million excluding restructuring charges).  Income from operations in the U.S. region decreased from $36.7 million for the six months ended June 30, 2017 ($36.7 million excluding restructuring charges) to $26.5 million for the six months ended June 30, 2018 ($26.5 million excluding restructuring charges).  During the six months ended June 30, 2017 a credit of $6 million was recorded being the reduction int he assessment of the fair value of contingent consideration liability relating to the acquisition of ClinicalRM.
Interest expense for the period increased by $0.7 million, or 10.9%, from $6.4 million for the six months ended June 30, 2017 to $7.1 million for the six months ended June 30, 2018. Interest income increased by $0.7 million or 63.6%, from $1.1 million for the six months ended June 30, 2017 to $1.8 million for the six months ended June 30, 2018.

Provision for income taxes decreased from $22.2 million for the six months ended June 30, 2017 to $18.4 million for the six months ended June 30, 2018.  The Company’s effective tax rate for the six months ended June 30, 2018 was 10.9% (11.0% excluding restructuring charges) compared with 14.0% (13.9% excluding restructuring charges) for the six months ended June 30, 2017. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.
Liquidity and Capital Resources
The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.
Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.
Cash and cash equivalents and net borrowings

	Balance December 31, 2017	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance June 30, 2018
	(in thousands)
Cash and cash equivalents	$282,859	$—	$10,193	$—	$(3,833)	$289,219
Private placement notes	(348,888)	—	—	(186)	—	(349,074)

	$(66,029)	$—	$10,193	$(186)	$(3,833)	$(59,855)
The Company’s cash and short term investment balances at June 30, 2018 amounted to $373.0 million compared with cash and short term investment balances of $360.5 million at December 31, 2017.  The Company’s cash and short term investment balances at June 30, 2018 comprised of cash and cash equivalents of $289.2 million and short-term investments of $83.8 million. The Company’s cash and short term investment balances at December 31, 2017 comprised of cash and cash equivalents of $282.9 million and short-term investments of $77.6 million.
On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.
On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions.  The facility is guaranteed by ICON plc. The facility replaces the $100.0 million facility which was entered into in June 2014 due to mature in June 2019. The facility bears interest at LIBOR plus a margin. No amounts were drawn at June 30, 2018, or at December 31, 2017, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at June 30, 2018 were $150.0 million and at December 31, 2017 were $100.0 million.
The Group also has an uncommitted short-term revolving credit facility of $30 million. No amounts were drawn under this facility at December 31, 2017 or at June 30, 2018.
Net cash provided by operating activities was $79.7 million for the six months ended June 30, 2018 compared with cash provided by operating activities of $168.4 million for the six months ended June 30, 2017.  This reflects the impact of the increase in revenues and underlying profitability of the Company offset by movements in working capital balances in the period. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in instalments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrolment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at June 30, 2018 was 49 days (under ASC 606) and was in line with 49 days at December 31, 2017 (under ASC 605).  The number of days revenue outstanding at June 30, 2017 was 53 days compared to 50 days at December 31, 2016.
Net cash used in investing activities was $24.8 million for the six months ended June 30, 2018 compared to net cash used in investing activities of $33.1 million for the six months ended June 30, 2017. Net cash used in the six months ended June 30, 2018 relates to capital expenditure of $17.2 million, which was mainly comprised of investment in facilities and IT infrastructure. During the six months ended June 30, 2018 $55.6 million was used for the purchase of short term investments and $49.7 million was generated by the sale of short term investments.  Net cash used in investing activities during the six months ended June 30, 2017 relates to capital expenditure of $15.2 million, which was mainly comprised of investment in facilities and IT infrastructure. During the six months ended June 30, 2017 $24.9 million was used for the purchase of short term investments and $6.9 million was generated by the sale of short term investments.
Net cash used in financing activities during the six months ended June 30, 2018 amounted to $44.7 million compared to net cash used in financing activities of $102.3 million for the six months ended June 30, 2017.  Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $54.2 million during the six months ended June 30, 2018 and financing costs of $0.8 million.  In addition, $10.3 million was received by the Company from the exercise of share options. During the six months ended June 30, 2017, $108.2 million was recognized in relation to the Company's share repurchase program.  In addition, $5.9 million was received by the Company from the exercise of share options.
As a result of these cash flows, cash and cash equivalents increased by $6.36 million for the six months ended June 30, 2018 compared to an increase of $35.7 million for the six months ended June 30, 2017.
Inflation
We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.
Legal Proceedings
We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	August 3, 2018	Brendan Brennan
Chief Financial Officer